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                                                                    Exhibit 99.4

Contacts:     Duane Kimble                       Ken Di Paola or Joel Pomerantz
              Baldwin Piano                      The Dilenschneider Group
              (513) 754-4647                     (212) 922-0900


                     BALDWIN REPORTS 1999 FINANCIAL RESULTS

                  FOURTH-QUARTER SALES RETURN TO NORMAL LEVELS


     MASON, OHIO, March 13, 2000--Baldwin Piano & Organ Company (NASDAQ:BPAO) today reported results of operations for the fourth quarter and 12 months ended December 31, 1999. Earlier today, Baldwin announced that it completed the sale of its two wholly owned retail financing units, recording an after-tax gain of $700,000, or 20 cents per share. Results for the business units that were sold appear as discontinued operations in the company's financial statements.

         For the fourth quarter, Baldwin reported a net loss of $2,918,000, or 84 cents per share, on sales of $36.1 million. Last year the company reported fourth-quarter net income of $102,000, or 3 cents per share, on sales of $36.2 million. For all of 1999, Baldwin reported a net loss of $7,743,000, or $2.24 cents per share, on sales of $124.3 million, compared with 1998 net income of $737,000, or 21 cents per share, on sales of $134.3 million.

         The reported fourth-quarter loss includes net income from the Retail Finance subsidiary (discontinued operations) of $367,000, or 11 cents per share, versus $1,661,000, or 48 cents per share, for the same period a year ago. These discontinued operations contributed $1,858,000, or 54 cents per share, to net income in 1999, versus $3,462,000, or $1.00 per share, in 1998.

         Karen L. Hendricks, chairman, president, and chief executive officer of Baldwin said, "The year 1999 was one of repeated challenges. The Asian financial crisis triggered an enormous flood of low-priced Asian piano imports into the U.S. in 1998. But for Baldwin, the full impact of the crisis was not truly felt until 1999, when many Baldwin dealers began the year with large overstocks of pianos. This seriously disrupted our traditional reorder cycle, resulting in sharply lower Music Division sales, a situation that dragged on well into the second half of 1999."

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     "The dramatic cutbacks in production needed to compensate for the inventory buildup sharply increased unabsorbed manufacturing overhead, which, together with lower music sales, were the key contributors to Baldwin's losses in 1999.
We would attribute nearly all of Baldwin's operating loss to these two factors."

         Ms. Hendricks added, "As expected, sales of music products returned to normal levels in the fourth quarter. Music sales for the quarter rose to $25.6 million, up from $17.9 million in the third quarter and $25.1 million a year ago. Inventories are again at normal seasonal levels and the benefits associated with grand piano consolidation and the new process start-ups in polyester finish and piano plates will contribute to improved performance this year. The demand for pianos remains solid, and will likely continue strong, as long as the U.S. economy remains healthy and interest rates stay at reasonable levels. Looking ahead, we feel we have an aggressive but realistic business plan that is clearly focused on returning stability and profitability to the company in 2000."

         At Contract Electronics, 1999 sales grew five percent to $45.0 million, up from $42.7 million in 1998. Demand from new and existing customers remains strong. However, to ensure the many operational changes made in 1999 resulted in sustained improvement, management will continue to pursue a strategy of controlled growth in the five percent range.

         Baldwin Piano & Organ Company has marketed music products for over 138 years. Baldwin, maker of America's best selling pianos, also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

                                      # # #

      Note: In addition to reflecting Baldwin's former Retail Financing subsidiaries as discontinued operations in the company's financial statements, the attached schedules include a December 31, 1999 consolidated summary balance sheet and an unaudited pro forma schedule illustrating the impact of the sale on Baldwin's balance sheet going forward.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
         This release contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.